Free Writing Prospectus

Merk Gold Trust

2015-08-25 Merk Fund Focus (EDGAR)

0001546652

Pursuant to 433/164

333-180868

August 25, 2015

On August 4th, we published an analysis entitled Coming Out - As a Bear!, in which I laid out the case for why I recently started shorting the equity market. Some of the feedback we received wondered why an "FX guy" ponders about the stock market. Now some in the media blame currencies for the rout in the stock market.

The Merk Funds may add valuable diversificaiton benefits because:

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At Merk, we look at the markets from a different perspective. Our research integrates an assessment of high-level global dynamics, but we also also study shifts in risk sentiment. As currency investors, we appreciate that correlations are not stable.

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By focusing on currencies, we may be able to generate returns that have a low correlation to investors' portfolios. For example, a long/short currency strategy might not be correlated to a traditional investment portfolio.

As you evaluate whether your portfolios are positioned for what may lie ahead, please consider the Merk Funds:

Best wishes,

Axel

Axel MerkPresident and Chief Investment OfficerMerk Investments

This report was prepared by Merk Investments LLC, and reflects the current opinion of the authors. It is based upon sources and data believed to be accurate and reliable. Merk Investments LLC makes no representation regarding the advisability of investing in the products herein. Opinions and forward-looking statements expressed are subject to change without notice. This information does not constitute investment advice and is not intended as an endorsement of any specific investment. The information contained herein is general in nature and is provided solely for educational and informational purposes. Merk Investments LLC does not provide legal, financial or tax advice. You should obtain advice specific to your circumstances from your own legal, financial and tax advisors.Past performance is no guarantee of future results.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully read and consider Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”).

All rights reserved. Merk Gold Trust and OUNZ are trademarks of Merk investments LLC in the United States and elsewhere. All other trademarks, service marks or registered trademarks are the property of their respective owners.

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here. Please read the prospectus carefully. Foreside Fund Services, LLC, distributor.